Item 27

11.3 Computation of per share earnings for six months ended June 30, 2001

                   AIR TEST TECHNOLOGY, INC.
              Weighted Average Shares Outstanding
                    June 30, 2001

                            June 30, 2001

Weighted Average Shares        8,400,000

Net Loss                        $  3,318

Net Loss Per Share              $ 0.0004